UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14742

Issuer: Jinpan International Limited Exchange: American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed an d/or registered)
c/o Hainan Jinpan Electric Company, Ltd. Section D-2 No. 100 Nanhai Avenue Jinpan Development Area Haikou Hainan PRC Telephone: (86) 898-6681-1301
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, $0.009 Par Value
(Description of class of securities)

Please place an X in the box to designate the rule provision upon to strike the class of securities from listing and registration:

☐	17CFR 240.12d2-2(a)(1)
☐	17CFR 240.12d2-2(a)(2)
☐	17CFR 240.12d2-2(a)(3)
☐	17CFR 240.12d2-2(a)(4)

☐     Pursuant to 17CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒   Pursuant to 17CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Jinpan International Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 8 , 2008	By	/s/ Mark Du	Chief Financial Officer
Date		Mark Du	Title